SECURITIES … SION

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SEC FILE NUMBER
8- 44034

ANNUAL AUDIT… …RT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 27 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Omni Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1585 Bethel Road, 1st Floor
(No. and Street)

Columbus	Ohio	43220
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patricia Engle 614-451-5030
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Longanbach, Giusti, Kuck & Hornberger, LLC
(Name — *if individual, state last, first, middle name*)

50 West Broad Street, Suite 1400	Columbus	Ohio	43215
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Omni Financial Securities, Inc., as of

December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

SIGNATURE: Patricia L. Engle
PATRICIA L. ENGLE
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES: 8-14-05
RECORDED IN FRANKLIN COUNTY

Notary Public

Signature

Pres

Title

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMNI FINANCIAL SECURITIES, INC.
(A wholly owned subsidiary of
Manex Financial Management, Inc.)

REPORT ON AUDIT OF THE
FINANCIAL STATEMENTS

December 31, 2001 and 2000

LONGANBACH GIUSTI KUCK & HORNBERGER, LLC
CERTIFIED PUBLIC ACCOUNTANTS

NEAL L. LONGANBACH, CPA
THOMAS P. GIUSTI, CPA
RONALD M. KUCK, CPA
JOHN W. HORNBERGER, CPA

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS
BKR INTERNATIONAL
Independent Member

INDEPENDENT AUDITORS' REPORT

Board of Trustees
Omni Financial Securities, Inc.
Columbus, Ohio

We have audited the accompanying statements of financial condition of Omni Financial Securities, Inc. (the Company) as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Omni Financial Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Longanbach Giusti Kuck + Hornberger LLC

Longanbach Giusti Kuck & Hornberger, LLC

January 17, 2002

50 West Broad Street • Suite 1400 • Columbus, Ohio 43215-5999
614/461-1752 614/469-9989 FAX
lgkh@compuserv.com

OMNI FINANCIAL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 21,277	$ 29,954
Prepaid CRD licenses	510	387
Accounts receivable:		
Brokers	4,191	-
Manex Financial Management, Inc.	5,371	3,974
Manex Risk Management, Inc.	700	700
Total Assets	$ 32,049	$ 35,015

LIABILITIES AND SHAREHOLDER'S EQUITY

	2001	2000
Liabilities:		
Accounts payable and accrued expenses	$ 21,232	$ 13,021
Shareholder's Equity:		
Common stock, no par value:		
Authorized - 500 shares		
Issued and outstanding - 500 shares	500	500
Additional paid - in capital	105,182	105,182
Retained deficit	(94,865)	(83,688)
Total shareholder's equity	10,817	21,994
Total Liabilities and Shareholder's Equity	$ 32,049	$ 35,015

The accompanying notes are part of the financial statements.

OMNI FINANCIAL SECURITIES, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$ 267,414	$ 314,244
Interest and other income	1,143	618
Total revenues	268,557	314,862
Expenses:		
Commissions	174,876	209,746
Professional services	97,656	82,796
General and administrative	7,202	12,559
Total expenses	279,734	305,101
Net Income (Loss)	$ (11,177)	$ 9,761

OMNI FINANCIAL SECURITIES, INC,

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the years ended December 31, 2001 and 2000

	Common Stock	Additional Paid - In Capital	Retained (Deficit)	Total Shareholder's Equity
Balance at January 1, 2000	$ 500	$ 105,182	$ (93,449)	$ 12,233
Net income			9,761	9,761
Balances at December 31, 2000	500	105,182	(83,688)	21,994
Net loss			(11,177)	(11,177)
Balances at December 31, 2001	$ 500	$ 105,182	$ (94,865)	$ 10,817

The accompanying notes are part of the financial statements.

OMNI FINANCIAL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities:		
Net income (loss)	$ (11,177)	$ 9,761
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Increase in assets:		
Prepaid CRD licenses	(123)	(52)
Accounts receviable - brokers	(4,191)	-
Accounts receivable - Parent	(1,397)	-
Increase in liabilities:		
Accounts payable and accrued expenses	8,211	9,250
Net cash provided (used) by operating activites	(8,677)	18,959
Cash and Cash Equivalents at Beginning of Year	29,954	10,995
Cash and Cash Equivalents at End of Year	$ 21,277	$ 29,954

The accompanying notes are part of the financial statements.

OMNI FINANCIAL SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2001 and 2000

Note 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Purpose

Omni Financial Securities, Inc. (the Company), an Ohio corporation, is a wholly owned subsidiary of Manex Financial Management (the Parent), formerly named Omni Financial Management. The Company was incorporated in 1991 and is engaged in the selling of mutual funds and variable annuities to the general public in the Central Ohio area.

Basis of Accounting

The Company uses the accrual basis of accounting for book and tax purposes.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United Stated of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenues and Expenses

The Company records revenues and expenses directly related to securities transactions on a trade date basis.

Federal Income Taxes

The Company and its Parent file a consolidated federal income tax return. Income tax expense is allocated on the basis of taxable income. No amounts were allocable for the years ended December 31, 2001 and 2000.

Statement of Cash Flows

For purpose of the statement of cash flows, the Company considers all highly liquid investments, with an original maturity of ninety days or less to be cash equivalents.

Reclassifications

Certain amounts in the December 31, 2000 financial statements have been reclassified to conform to the presentation of the December 31, 2001 financial statements. These reclassifications have had no effect on net income.

Note 2 - NET CAPITAL

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $2,673 as of December 31, 2001, which was below the net capital required by NASD of $5,000. However, by January 31, 2002, the Company was able to correct the deficiency and bring its net capital up to approximately $16,000. At December 31, 2000, the Company had net capital of $16,773, which was in excess of net capital required by NASD of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 and 2000 was 7.94 to 1 and .78 to 1, respectively.

Note 3 – RELATED PARTIES

The Parent allocates to its subsidiaries certain expenses it incurs that are related to the subsidiaries operations via management fees. Total management fees paid by the Company to the Parent for 2001 and 2000 were $93,100 and $78,300, respectively.

OMNI FINANCIAL SECURITIES, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2001

Net Capital	
Total Shareholder's Equity	$ 10,817
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits-deferred income taxes payable	-
Total capital and allowable subordinated liabilities	10,817
Deductions and/or charges:	
Non-allowable assets:	
Receivable from broker	1,397
Receivable from parent	5,371
Receivable from related entity	700
Prepaid CRD licenses	510
Net capital before haircuts on securities position	2,839
Haircuts on securities	
Contractual securities commitments	-
Deficit in securities collaterealizing secured demand notes	-
Trading and investment securities	-
Bankers' acceptances, certificates of deposits, and commercial paper	-
U.S and Canadian government obligations	-
State and municipal government obligations	-
Corporate obligations	-
Stocks and warrants	-
Options	-
Other securities	166
Undue concentrations	-
Net capital	$ 2,673

OMNI FINANCIAL SECURITIES, INC.

Schedule I (continued)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

Aggregate Indebtedness	
Items included in statement of financial condition:	
Short-term bank loans (secured by customer's securities)	$ -
Drafts payable	9,150
Payable to brokers and dealers	12,082
Payable to clearing broker	-
Payable to customers	-
Other accounts payable and accrued expenses	-
Items not inclued in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other	-
Total aggregate indebtedness	$ 21,232
Computation of Basic Net Capital Requirement:	
Minimum net capital required	$ 5,000
Excess net capital at 1,500 percent	$ (512)
Excess net capital at 1,000 percent	$ 550
Ratio: Aggregate indebtedness to net capital	7.94 to 1
Reconciliation with Company's Computation:	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 9,245
Additional commissions payable	(5,175)
Unallowed receivable from broker	(1,397)
Net capital per above	$ 2,673

OMNI FINANCIAL SECURITIES, INC.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2001

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to December 31, 2001 under the following section:

(k) (1) - Limited business (mutual funds and/or variable annuities only)

OMNI FINANCIAL SECURITIES, INC.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2001

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to December 31, 2001 under the following section:

(k) (1) - Limited business (mutual funds and/or variable annuities only)

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Trustees
Omni Financial Securities, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Omni Financial Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).
2. Determining compliance with the exemption provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized

use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Trustees, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Longanbach Giusti Kuck + Hornberger LLC

Longanbach Giusti Kuck & Hornberger, LLC

January 17, 2002